ATCO
GROUP

Corporate Office



Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

March 30, 2005

SUPPL



Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated March 30, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

ATCO GROUP

NewsRelease

FILE NO. 82-34745

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release
March 30, 2005

ATCO Ltd. Announces TXU Settlement at UK Power Plant

Calgary, Alberta – ATCO Group announces that Barking Power Limited, in which Canadian Utilities Limited, a subsidiary of ATCO Ltd., has a 25.5% equity interest, will receive £179.3 million in settlement of its claim for damages related to a breach of TXU Europe's ("TXU") obligations to purchase 27.5% of the power produced by the Barking Power Plant. Barking Power Limited received a first distribution of £112.3 million on March 30, 2005 and expects to receive further distributions later this year and in the first quarter of 2006.

ATCO Ltd.'s share of this settlement is expected to generate approximately $35 million in after tax earnings which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $5.5 million per year.

ATCO Group is an Alberta based worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.

Contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

H.K. (Harish) Mohan
Senior Vice President,
Finance & Controller
ATCO Power Ltd.
(403) 209-6912